SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04031391

FORM 11-K

MAY 28 2004

PROCESSED
JUN 01 2004
THOMSON
FINANCIAL

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended November 30, 2003.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to ___________

Commission File Number: 1-10226

A. Full title of plan and the address of plan, if different from that of the issuer named below:

The Rowe Companies/Rowe Furniture Division Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Rowe Companies
1650 Tysons Blvd.
Suite 710
McLean, Virginia 22102

BDO

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Report of Independent Registered Public Accounting Firm

The Rowe Companies/Rowe Furniture Division
Thrift Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of The Rowe Companies/Rowe Furniture Division Thrift Plan as of November 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at November 30, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 30, 2004

BDO Seidman, LLP

The Rowe Companies/
Rowe Furniture Division
Thrift Plan

Statements of Net Assets Available for Benefits

November 30,	**2003**	2002
Assets		
Investments, at fair value (Note 3):		
Common and collective trust funds	**$ 7,273,147**	$ 7,085,363
Registered investment companies	**3,840,884**	3,423,291
Common stock – The Rowe Companies	**590,713**	462,338
Total investments	**11,704,744**	10,970,992
Net assets available for benefits	**$ 11,704,744**	$ 10,970,992

See accompanying notes to financial statements.

The Rowe Companies/ Rowe Furniture Division Thrift Plan

Statements of Changes in Net Assets Available for Benefits

Year ended November 30,	**2003**	2002
Income from investments:		
Net appreciation in fair value of investments (Note 3)	**$ 819,689**	$ 132,294
Total income from investments	**819,689**	132,294
Contributions:		
Employer	**241,695**	248,433
Employees	**483,175**	496,865
Total contributions	**724,870**	745,298
Benefit payments	**(789,753)**	(1,009,964)
Transfer of assets to The Rowe Companies Employee Stock Ownership Plan (Note 1)	**-**	-
Administrative expenses	**(21,054)**	(23,245)
Net increase (decrease) in net assets available for benefits	**733,752**	(155,617)
Net assets available for benefits, beginning of year	**10,970,992**	11,126,609
Net assets available for benefits, end of year	**$ 11,704,744**	$ 10,970,992

See accompanying notes to financial statements.

1. Description of Plan

The following description of The Rowe Companies/Rowe Furniture Division Thrift Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the plan provisions.

General – The Plan is a defined contribution plan covering full-time non-salaried and non-clerical employees of Rowe Furniture Corporation (the "Company"), a wholly-owned subsidiary of The Rowe Companies, who have completed at least six months of service during one year of employment and are at least 21 years of age. Employees who have met the length of service requirement and elect to participate in the Plan may do so on March 1, June 1, September 1, or December 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Each year, participants of the Plan may contribute through payroll deductions in increments of $5 to $50 each pay period. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company will make matching contributions at the discretion of management up to 50% of the participants' contributions. The matching contribution percentage applicable for the Plan year will be determined and announced prior to the beginning of each Plan year. In addition, at the discretion of management and provided sufficient profits are available, the employer may make a supplemental contribution to the Plan. Contributions are subject to certain limitations as defined in the Plan. No supplemental contributions were made during the years ending November 30, 2003 and 2002.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – All amounts credited to a participant's accounts are immediately 100% vested and nonforfeitable.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installment payments specified in the Plan. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Participants who have participated in the Plan for at least 2 years may withdraw from their account on any June 1 or December 1 a minimum amount of $250, or if less, their entire account. Contributions for participants who make withdrawals are suspended until the first entry date that occurs six months after their withdrawal.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan's investments are stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Participant Loans – Participant loans are not permitted under the Plan.

3. Investments

Under the terms of a trustee agreement with Putnam Fiduciary Trust Company (the Trustee) for the years ended November 30, 2003 and 2002, the Trustee manages the funds on behalf of the Plan. The Trustee is required to invest and reinvest in the funds solely in accordance with instructions of the participants.

The Plan's investments (including interest, dividends, and investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

November 30,	**2003**	2002
Common stock – The Rowe Companies	**$ 147,282**	$ 196,485
Shares of investment in collective trusts	**303,663**	341,272
Shares of registered investment companies	**368,744**	(405,463)
	$ 819,689	$ 132,294

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**2003**	2002
Putnam Stable Value Fund	**$ 7,241,554**	$ 7,075,038
Putnam Research Fund	**1,742,385**	1,578,306
George Putnam Fund of Boston	**1,698,962**	1,598,076
Common Stock – The Rowe Companies	**590,713**	462,338

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1996 that the Plan is qualified and the trust established under the Plan is tax-exempt under the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Party-In-Interest Transactions

Certain Plan investments were managed by Putnam Fiduciary Trust Company for the years ended November 30, 2003 and 2002. Putnam Fiduciary Trust Company is a trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of the Company's common stock. These transactions qualify as a party-in-interest.

The Rowe Companies/
Rowe Furniture Division
Thrift Plan
EIN: 54-0458563
Plan Number: 003
Schedule of Assets Held for Investment Purposes

November 30, 2003

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Putnam Stable Value Fund	7,241,554 units	a	$ 7,241,554
*	Putnam Research Fund	141,427 units	a	1,742,385
*	George Putnam Fund of Boston	104,039 units	a	1,698,962
*	Common Stock – The Rowe Companies	202,299 shares	a	590,713
*	Putnam American Government Income Fund	10,797 units	a	97,064
*	Putnam Equity Income Fund	4,883 units	a	72,471
*	Putnam Capital Opportunities Fund	6,196 units	a	62,024
*	Putnam Asset Allocation – Conservative	6,947 units	a	61,200
*	Putnam S&P 500 Index Fund	1,197 units	a	31,592
*	Putnam International Equity Fund	1,555 units	a	30,594
*	Putnam Asset Allocation – Growth	3,000 units	a	29,457
*	Putnam Growth Opportunities Fund	2,041 units	a	25,367
*	Putnam Asset Allocation – Balanced	2,202 units	a	21,361
				$ 11,704,744

** Party-in-interest.*
a - The cost of participant-directed investments is not required to be disclosed.

EXHIBITS

(a) Exhibits

23	Consent of Independent Registered Public Accounting Firm
32.1	Consent pursuant to 18 U.S.C. Section 1350 – Chief Executive Officer
32.2	Consent pursuant to 18 U.S.C. Section 1350 – Chief Financial Officer

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE DIVISION THRIFT PLAN
Registrant

Date: 5/27/04

Gerald M. Birnbach
Plan Administrator

Date: _______

Gene S. Morphis
Plan Administrator

Date: _______

Timothy J. Fortune
Plan Administrator

Date: _______

Garry W. Angle
Plan Administrator

Date: _______

Lawrence A. Martinelli
Plan Administrator

Date: _______

Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE
DIVISION THRIFT PLAN
Registrant

Date: _______

____
Gerald M. Birnbach
Plan Administrator

Date: 5/27/04

____
Gene S. Morphis
Plan Administrator

Date: _______

____
Timothy J. Fortune
Plan Administrator

Date: _______

____
Garry W. Angle
Plan Administrator

Date: _______

____
Lawrence A. Martinelli
Plan Administrator

Date: _______

____
Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE
DIVISION THRIFT PLAN
Registrant

Date: _______

____
Gerald M. Birnbach
Plan Administrator

Date: _______

____
Gene S. Morphis
Plan Administrator

Date: 5/27/04

____
Timothy J. Fortune
Plan Administrator

Date: _______

____
Garry W. Angle
Plan Administrator

Date: _______

____
Lawrence A. Martinelli
Plan Administrator

Date: _______

____
Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE DIVISION THRIFT PLAN
Registrant

Date: _______

____
Gerald M. Birnbach
Plan Administrator

Date: _______

____
Gene S. Morphis
Plan Administrator

Date: _______

____
Timothy J. Fortune
Plan Administrator

Date: _______

____
Garry W. Angle
Plan Administrator

Date: 6/26/01

____
Lawrence A. Martinelli
Plan Administrator

Date: _______

____
Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE DIVISION THRIFT PLAN
Registrant

Date: ______

____
Gerald M. Birnbach
Plan Administrator

Date: ______

____
Gene S. Morphis
Plan Administrator

Date: ______

____
Timothy J. Fortune
Plan Administrator

Date: 5/24/04

____
Garry W. Angle
Plan Administrator

Date: ______

____
Lawrence A. Martinelli
Plan Administrator

Date: 5/27/04

____
Deborah C. Jacks
Plan Administrator

Exhibit (23)

CONSENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

The Rowe Companies
McLean, Virginia

We hereby consent to the incorporation by reference in this Registration Statement (Form S-8 No. 33-77768) pertaining to the The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan of our report dated April 30, 2004, with respect to the financial statements and schedule of the The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan included in the Annual Report (Form11-K) for the plan years ended November 30, 2003 and 2002.

BDO Seidman, LLP

BDO Seidman, LLP

High Point, North Carolina
May 27, 2004

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of The Rowe Companies/Rowe Furniture Thrift Plan on Form 11-K for the period ended November 30, 2003 (the "Report"), I, Gerald M. Birnbach, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complied with the requirements of section 13(a) or 15 (d) of the Securities Exchange Act of 1934 and;

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

May 27, 2004

Gerald M. Birnbach
Chief Executive Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of The Rowe Companies/Rowe Furniture Thrift Plan on Form 11-K for the period ended November 30, 2003 (the "Report"), I, Gene S. Morphis, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complied with the requirements of section 13(a) or 15 (d) of the Securities Exchange Act of 1934 and;

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

May 27, 2004

Gene S. Morphis
Chief Financial Officer